MEDIA RELEASE

Adecco SA: improving results for the third quarter 2004

Q3 2004 Highlights (Q3 2004 vs Q3 2003[1]):

- **Revenues** up 5% at EUR 4.5 billion (up 7% in constant currency)
- **Gross margin** stabilized at 16.6% in Q3 2004
- **Operating income margin** at 3.9% in Q3 2004
- **Operating income** up 7% at EUR 174 million
- **Net income** down 2% to EUR 102 million
- **EPS** of EUR 0.55 for the third quarter compared to EUR 0.56 for the same period last year

- **Adecco Staffing** grew revenues by 5% and contribution by 16%
- **Ajilon Professional** converted **a** 10% revenue growth into a 48% contribution increase
- **LHH Career Services** revenues and contribution declined by 24% and 68%, respectively, reflecting the market cycle

Nine Months Highlights (9 months 2004 vs 9 months 2003):

- **Revenues** up 4% at EUR 12.5 billion
- **Operating income** down 15% at EUR 347 million, but up 5% at EUR 428 million excluding costs of EUR 81 million associated with the 2003 financial reporting delay
- **Net income** down 11% to EUR 227 million
- **EPS** of EUR 1.21 for the nine months compared to EUR 1.36 for the same period last year
- **Net debt** further reduced to EUR 767 million

CHESEREX, SWITZERLAND – November 24, 2004: The Adecco Group announced today results for the third quarter of 2004, which include revenues of EUR 4.5 billion and net income of EUR 102 million. For the nine months the Adecco Group reported revenues of EUR 12.5 billion and net income of EUR 227 million.

Commenting on the results, Jérôme Caille, Adecco Group Chief Executive Officer, said:

"These are solid results. Gross margin has stabilized and operating income margin is at the highest level since 2001. Adecco Staffing is recovering well and continues to demonstrate operational gearing, while Ajilon Professional's sales growth further accelerated and its operating income margin increased. The increase in permanent placement and temp gross margin offset the gross margin decline resulting from the deceleration in LHH. We are cautiously optimistic about our prospects for 2005."

Sales
Group sales for the third quarter rose 5% to EUR 4.5 billion, a 7% increase in constant currency compared to the same period last year. This represents a 1% decline in the growth rate compared with Q2, which is due to a lower number of business hours in Q3 compared to Q2. On a like-for-like basis, the sales growth rate was maintained in Q3 2004.

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[1] *Unless stated otherwise*

Gross Margin

Year on year gross margin at group level remained stable at 16.6% in Q3 2004. Excluding the LHH Career Services division, gross margin improved 30bp this quarter compared to last year's third quarter. Ajilon Professional reported solid gross margin improvements in Q3 2004 compared to Q3 2003. Adecco Staffing USA remains focused on efforts to increase gross margin, and achieved a solid margin increase in the third quarter compared to the same period a year ago.

Operating Costs

As a percentage of sales the operating cost ratio remained stable at 12.7% in the third quarter, excluding costs associated with the 2003 financial reporting delay of EUR 3 million. Operating costs rose 7% in constant currency in Q3 2004 compared to Q3 2003, primarily due to investments in branch expansion and new hires in fast growth geographies. Stock options expensing and higher Sarbanes-Oxley and compliance costs accounted for 2% of this increase, while costs associated with the 2003 financial reporting delay accounted for 1% of the increase.

Operating Income

Operating margin improved by 10bp to 3.9% in the third quarter compared to the same quarter last year. Operating income was up 7% at EUR 174 million.

Net Income and EPS[2]

Net income was down 2% to EUR 102 million in the third quarter, a basic EPS of EUR 0.55 for Q3 2004 compared to EUR 0.56 for the third quarter last year, principally as a result of an increase in the effective tax rate from 27% in Q3 2003 to 36% in Q3 2004 relating to treatment of the reporting delay costs. For the nine months, net income was down 11% to EUR 227 million. Basic EPS for the nine months was EUR 1.21 compared to EUR 1.36 for last year's nine months.

Cash Flow and Net Debt

Cash flow from operations was EUR 163 million in the nine months, which represents a decrease of EUR 126 million compared with the same period last year. This decrease reflects primarily cash disbursements relating to the financial reporting delay, an increase in accounts receivable due to the cancellation of the UK securitisation program, and an increase in working capital to support sales growth.

Net debt was further reduced by EUR 157 million in the nine months to EUR 767 million.

Currency Impact

Currency fluctuations reduced reported sales by 2% and operating income by 1% in the third quarter. In the nine months, the negative currency impact was 3% and 1% for sales and operating income, respectively.

Adecco Staffing Division

In this quarter, the division accounted for 89% of group revenue and 87% of total contribution generated by operating units. The quarter saw a year on year increase in sales of 7% in constant currency to EUR 4 billion, with all regions delivering positive sales growth in constant currency. Contribution in this quarter grew 16% in constant currency to EUR 186 million, resulting in a 40bp contribution margin increase compared to the third quarter of 2003.

- Adecco France grew sales by 2% in the quarter. Contribution progressed in line with sales as a result of strong cost controls and stable margins.
- Adecco North America sales rose 4% in constant currency in the third quarter. Despite some sales growth deceleration, efforts to restore gross margin led to encouraging gross margin enhancement in Q3 2004 compared to the same quarter last year.
- Adecco UK grew sales by 5% in constant currency, but with contribution dilution as a result of a change in the methodology for accruing vacation expense, as disclosed in Q2.
- Adecco Japan grew sales by 15% in constant currency. Investments in branch expansion and additional costs for social charges limited the contribution growth to 3%.
- Adecco Italy grew sales by 13%. Combined with effective cost management, this increase led to 140bp improvement in return on sales in Q3 2004 compared to the same period last year.

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[2] EPS: Earnings per share

- Adecco Germany grew sales by 19%, accelerating from a 2% decline posted in Q1 2004 and an increase of 15% in Q2 2004. This performance was achieved together with strong profitability. Developments in Germany continue to reflect the very positive market conditions following the labour market deregulation.
- Adecco Iberia delivered sales growth of 7% and continued to improve gross margins and profitability as a result of the extension of its service offering into HR solutions.
- Adecco Benelux sales continued to accelerate with a 17% sales increase in Q3 2004 and excellent operational gearing.

Ajilon Professional Division
In the Ajilon Professional Services Division, which represented 10% of group revenues, sales for the quarter were up 10% in Euro and 12% in constant currency to EUR 454 million, as the division continued to build momentum. Contribution was up 48% in Euro and 53% in constant currency to EUR 23 million, a 5.1% return on sales, representing a 140bp improvement over the third quarter of 2003.

Amongst the major business units, Ajilon UK Consulting continued sales acceleration to 29% at constant currency in Q3 2004 together with 70bp gross margin increase.

LHH Career Services Division
In the LHH Career Services Division, which represented 1% of group sales and 2% of contribution generated by operating units, revenues fell by 24% in Euro and 19% in constant currency to EUR 35 million, due to continuing cyclical deceleration in demand. Contribution declined by 68% (down 66% in constant currency) to EUR 4 million. Despite cyclical deceleration, LHH continued to deliver the highest profitability rate in the Group. Revenue growth in this counter-cyclical business is positioned to resume as M&A activity picks up.

Class Action Litigation
Adecco is defending this action vigorously and recently filed a motion to dismiss the consolidated class action complaint. At this stage, the Adecco Group cannot predict when the class action litigation will be resolved or whether the ultimate resolution of this matter will have a material adverse effect on the Adecco Group's consolidated financial position, results of operations or cash flows.

U.S. State Unemployment Tax Reviews
As previously disclosed in the half-year report 2004, some states have advised Adecco US and other companies that they are reviewing the unemployment tax rates applied as a result of some past business reorganizations in the U.S. As of this date, Adecco US has not yet received any assessments from any state. Liability, if any, will depend on the resolution of future assessments and cannot be reasonably estimated at this time but may be material to the Adecco Group's consolidated financial position, results of operations or cash flows. Adecco US is cooperating with the authorities and intends to evaluate and, as appropriate, defend any such assessments.

Outlook
We expect positive sales growth to continue this year in line with market developments and we are cautiously optimistic about our prospects for 2005. Our focus on margin enhancement will remain strong, supported by expansion of permanent placement activity and professional staffing. Our aspiration is to further improve gross margin at Group level through price discipline and management of the business mix.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: the outcome of investigations by governmental agencies or stock exchanges; the assertion and resolution of US unemployment tax assessments; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including US class action litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company's stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company's shareholders, creditors or vendors with respect to any of the foregoing matters.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 28, 2003, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco
Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects up to **700,000 associates** with business clients each day through its network of **29,000 employees** and **6,000 offices** in **71** territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: **Adecco Staffing**, **Ajilon Professional** and **LHH Career Services**. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts:

Adecco Corporate investor relations
Investor.relations@adecco.com or ++41 44 878 8884

Cubitt Consulting
Simon Broklebank-Fowler
kate.martens@cubitt.com or +44 (0) 207 367 5100

Adecco

Consolidated Statements of Operations

EUR millions	Three months ended				Nine months ended			
	September 26, 2004	September 28, 2003	% change EUR	Constant	September 26, 2004	September 28, 2003	% change EUR	Constant
Net service revenues	**4,468**	**4,243**	5%	7%	**12,548**	**12,096**	4%	7%
Direct costs of services	(3,725)	(3,537)			(10,459)	(10,031)		
Gross margin	743	706			2,089	2,065		
	16.6%	*16.6%*			*16.6%*	*17.1%*		
Selling, general & administrative expenses	(569)	(543)			(1,741)	(1,654)		
Amortisation of intangibles	0	0			(1)	(2)		
Operating income	**174**	**163**	7%	8%	**347**	**409**	-15%	-14%
	3.9%	*3.8%*			*2.8%*	*3.4%*		
Interest and other expenses	(14)	(19)			(39)	(58)		
Provision for income taxes	(58)	(39)			(111)	(95)		
Income from continuing operations	**102**	**105**	-3%		**197**	**256**	-23%	
	2.3%	*2.5%*			*1.6%*	*2.1%*		
Income (loss) from discontinued operations	0	(1)			30	(2)		
Net income	**102**	**104**	-2%		**227**	**254**	-11%	
	2.3%	*2.5%*			*1.8%*	*2.1%*		

Basic earnings per share:								
Continuing operations	0.55	0.56			1.05	1.37		
Discontinued operations	-	-			0.16	(0.01)		
Net income	0.55	0.56			1.21	1.36		
Diluted earnings per share:								
Continuing operations	0.52	0.55			1.02	1.35		
Discontinued operations	-	0.00			0.15	(0.01)		
Net income	0.52	0.55			1.17	1.34		
Weighted average shares	187,009,172	186,713,661			186,996,646	186,703,342		
Diluted shares	201,469,544	196,192,061			201,690,611	193,453,847		

Adecco

Net Service Revenues and Operating Income by Division & Geographical Segment

Q3 2004 EUR millions	Net Services Revenues				Operating Income [1]			
	2004	2003	Variance %		2004	2003	Variance %	
			EUR	Constant			EUR	Constant
Adecco Staffing								
Europe	2,745	2,569	7	7	156	138	14	14
North America	732	763	-4	4	13	7	78	94
Asia Pacific	404	356	13	14	16	14	8	7
Rest of World	98	95	4	14	1	2	-27	-18
Total	**3,979**	**3,783**	**5**	**7**	**186**	**161**	**16**	**16**
Ajilon Professional								
Europe	222	188	18	14	10	6	68	61
North America	174	173	1	9	10	8	31	46
Asia Pacific	58	52	12	12	3	2	59	59
Rest of World								
Total	**454**	**413**	**10**	**12**	**23**	**16**	**48**	**53**
LHH Career Services								
Europe	5	7	-27	-27	-2	2	-152	-152
North America	30	40	-24	-17	6	12	-56	-52
Asia Pacific								
Rest of World								
Total	**35**	**47**	**-24**	**-19**	**4**	**14**	**-68**	**-66**
Total Operating Units	**4,468**	**4,243**	**5**	**7**	**213**	**191**	**12**	**13**

Adecco Group Summary

By Division

Adecco Staffing	3,979	3,783	5	7	186	161	16	16
Ajilon Professional	454	413	10	12	23	16	48	53
LHH Career Services	35	47	-24	-19	4	14	-68	-66

By Region

Europe	2,972	2,764	8	7	164	146	14	14
North America	936	976	-4	4	29	27	5	15
Asia Pacific	462	408	13	14	19	16	13	12
Rest of World	98	95	4	14	1	2	-27	-18
Corporate Expenses					-39	-28		
Amortisation of Intangibles					0	0		
Adecco Group	**4,468**	**4,243**	**5**	**7**	**174**	**163**	**7**	**8**

1) Contribution (operating income before amortisation) at unit level.

Adecco

Net Service Revenues and Operating Income by Division & Geographical Segment

Sep YTD 2004	Net Services Revenues				Operating Income [1]			
EUR millions	2004	2003	Variance %		2004	2003	Variance %	
			EUR	Constant			EUR	Constant
Adecco Staffing								
Europe	7,544	7,093	6	6	361	328	10	10
North America	2,115	2,232	-5	5	26	13	101	113
Asia Pacific	1,170	1,054	11	12	40	43	-7	-7
Rest of World	288	289	0	10	7	3	155	175
Total	**11,117**	**10,668**	**4**	**7**	**434**	**387**	**12**	**13**
Ajilon Professional								
Europe	640	575	11	10	25	15	66	60
North America	509	538	-5	4	27	27	1	12
Asia Pacific	165	149	10	8	8	6	25	24
Rest of World								
Total	**1,314**	**1,262**	**4**	**8**	**60**	**48**	**25**	**30**
LHH Career Services								
Europe	19	24	-21	-21	-1	5	-110	-110
North America	98	142	-31	-22	22	46	-53	-47
Asia Pacific								
Rest of World								
Total	**117**	**166**	**-29**	**-22**	**21**	**51**	**-58**	**-53**
Total Operating Units	**12,548**	**12,096**	**4**	**7**	**515**	**486**	**6**	**8**

Adecco Group Summary

By Division

Adecco Staffing	11,117	10,668	4	7	434	387	12	13
Ajilon Professional	1,314	1,262	4	8	60	48	25	30
LHH Career Services	117	166	-29	-22	21	51	-58	-53

By Region

Europe	8,203	7,692	7	7	385	348	11	11
North America	2,722	2,912	-7	4	75	86	-13	-3
Asia Pacific	1,335	1,203	11	12	48	49	-3	-3
Rest of World	288	289	0	10	7	3	155	175
Corporate Expenses					-167	-75		
Amortisation of Intangibles					-1	-2		
Adecco Group	**12,548**	**12,096**	**4**	**7**	**347**	**409**	**-15**	**-14**

1) Contribution (operating income before amortisation) at unit level.

Consolidated Balance Sheets

EUR millions

	September 26, 2004	December 28, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	711	565
Short-term investments	348	403
Trade accounts receivable, net	3,353	2,947
Other current assets	240	308
Current assets from discontinued operations	-	14
Total current assets	4,652	4,237
Property, equipment and leasehold improvements, net	283	327
Other assets	433	438
Intangibles, net	3	3
Goodwill, net	1,256	1,241
Other assets from discontinued operations	-	60
Total assets	**6,627**	**6,306**
LIABILITIES		
Current liabilities		
Short-term debt and current		
maturities of long-term debt	537	377
Accounts payable and accrued expenses	2,973	2,762
Current liabilities from discontinued operations	-	12
Total current liabilities	3,510	3,151
Long-term debt	1,289	1,479
Other liabilities	127	125
Other liabilities from discontinued operations	-	4
Total liabilities	**4,926**	**4,759**
SHAREHOLDERS' EQUITY		
Common shares	116	116
Additional paid-in capital	2,018	1,993
Accumulated deficit	(462)	(602)
Accumulated other comprehensive income	29	45
	1,701	1,552
Less: Treasury stock, at cost	0	(5)
Total shareholders' equity	**1,701**	**1,547**
Total liabilities and shareholders' equity	**6,627**	**6,306**

Adecco

Consolidated Statements of Cash Flows

EUR millions	Nine months ended	
	September 26, 2004	September 28, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	227	254
Adjustments to reconcile net income (loss) to net cash and cash equivalents from operating activities of continuing operations:		
(Income) / loss from discontinued operations	(30)	2
Depreciation	90	96
Amortisation of intangibles	1	2
Other charges	51	29
Changes in operating assets and liabilities of acquisitions:		
Trade accounts receivable	(420)	(356)
Accounts payable and accrued expenses	211	219
Other current assets	26	50
Non-current assets and liabilities	7	(7)
Cash flows from operating activities of continuing operations	**163**	**289**
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures, net of proceeds	(45)	(45)
Change of short-term investments	76	(10)
Other investing activities	(9)	5
Cash flows from (used in) investing activities of continuing operations	**22**	**(50)**
CASH FLOW FROM FINANCING ACTIVITIES		
Net increase (decrease) in short-term debt	(7)	(52)
Increase in long-term debt	0	584
Repayment of long-term debt	(36)	(8)
Dividends paid to shareholders	(86)	(75)
Common stock options exercised	6	3
Other financing activities	20	108
Cash flows from (used in) financing activities of continuing operations	**(103)**	**560**
Effect of exchange rate changes on cash	0	**(26)**
Net proceeds from sale of discontinued operations	**64**	**-**
Net increase in cash and cash equivalents	146	773
Cash and cash equivalents:		
Beginning of period	565	208
End of period	711	981

Supplemental disclosure of non-cash investing activities:		
Stock received in the sale of jobpilo	24	-